UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Old Dominion Freight Line, Inc.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

679580100

(CUSIP Number)

David N. Oakey

Esquire

McGuireWoods LLP

901 East Cary Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. John R. Congdon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,319,733
	8	SHARED VOTING POWER 2,675,568
	9	SOLE DISPOSITIVE POWER 1,319,733
	10	SHARED DISPOSITIVE POWER 2,675,568
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,995,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. John R. Congdon, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,211,715
	8	SHARED VOTING POWER 4,001,002
	9	SOLE DISPOSITIVE POWER 2,211,715
	10	SHARED DISPOSITIVE POWER 4,001,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Jeffrey W. Congdon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,489,541
	8	SHARED VOTING POWER 4,001,002
	9	SOLE DISPOSITIVE POWER 2,489,541
	10	SHARED DISPOSITIVE POWER 4,001,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,490,543
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Susan C. Terry I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,022
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 513,022
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,022[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14	TYPE OF REPORTING PERSON IN

[1]

This amount does not include shares held by Congdon Family, LLC. The Susan C. Terry Revocable Trust, for which Susan C. Terry serves as trustee, is a member of Congdon Family, LLC. However, Susan C. Terry does not serve as a manager of Congdon Family, LLC and therefore does not have voting or dispositive power over such shares.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the “Shares”), of Old Dominion Freight Line, Inc., a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 500 Old Dominion Way, Thomasville, NC 27360.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by John R. Congdon (“Jack”), John R. Congdon, Jr. (“John”), Jeffrey W. Congdon (“Jeff”) and Susan C. Terry (“Susan,” and together with Jack, John and Jeff, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 7511 Whitepine Road, Richmond, VA 23237.

(c) Jack serves as a director of the Issuer and is the father of John, Jeff and Susan. Susan is a homemaker. John serves as a director of the Issuer and as Vice Chairman of the Board of Directors of Old Dominion Truck Leasing, Inc., a North Carolina corporation (“ODTL”). Jeff serves as President of ODTL. ODTL’s address is 7511 Whitepine Road, Richmond, VA 23237.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective August 30, 2012, the John R. Congdon Revocable Trust, for which Jack serves as trustee, the John R. Congdon, Jr. Revocable Trust, for which John serves as trustee, the Jeffrey W. Congdon Revocable Trust, for which Jeff serves as trustee, and the Susan C. Terry Revocable Trust, for which Susan serves as trustee, contributed Shares (and the rights to the stock dividend related to such Shares announced by the Issuer on August 13, 2012) to Congdon Family, LLC, a Virginia limited liability company (the “LCC”), in exchange for a pro rata membership interest in the LLC. The LLC was formed for estate planning purposes and to collectively manage the contributed assets. The LLC is managed by Jack, John and Jeff.

Item 4.	Purpose of Transaction.

The information provided in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to hold for investment the Shares that they own and, aside from routine estate planning transactions, have no present plans to acquire additional Shares, or to dispose of any Shares, but reserve the right to buy or sell from time to time. Except as indicated above, the Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As noted in Item 2, Jack and John both serve on the board of directors of the Issuer. As a director, Jack and/or John may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of September 10, 2012, the aggregate number of Shares and the percentage of the outstanding Shares of the Issuer beneficially owned by each of the Reporting Persons is as follows:

The aggregate number and percentage of Shares beneficially owned by Jack, John, Jeff and Susan are provided in Items 11 and 13 of each of their respective Cover Pages. Such information is incorporated herein by reference. The beneficial ownership percentage reflected on each Cover Page is based on the number of Shares reported in the Issuer’s most recent Quarterly Report on Form 10-Q as issued and outstanding (as adjusted to account for the stock dividend announced by the Issuer on August 13, 2012).

Jack is the indirect beneficial owner of 1,319,733 Shares held in the John R. Congdon Revocable Trust and the John R. Congdon 2012 GRAT #1, for which he serves as trustee.

John is the indirect beneficial owner of 1,311,064 Shares held in the John R. Congdon, Jr. Revocable Trust, the John R. Congdon, Jr. 2009 GRAT, the John R. Congdon, Jr. 2010 GRAT #2, the John R. Congdon, Jr. 2011 GRAT #1, the John R. Congdon, Jr. 2012 GRAT #1, and the John R. Congdon, Jr. 2012 GRAT #2, for which he serves as trustee.

Jeff is the indirect beneficial owner of 1,274,558 Shares held in the Jeffrey W. Congdon Revocable Trust, the Jeffrey W. Congdon 2009 GRAT, the Jeffrey W. Congdon 2010 GRAT #2, the Jeffrey W. Congdon 2011 GRAT #1, the Jeffrey W. Congdon 2012 GRAT #1, and the Jeffrey W. Congdon 2012 GRAT #2, for which he serves as trustee.

Susan is the indirect beneficial owner of 513,022 Shares held in the Susan C. Terry Revocable Trust, for which she serves as trustee.

John may be deemed to be the indirect beneficial owner of 896,727 Shares held in the following trusts for the benefit of Jeff’s children, for which John serves as trustee: the John R. Congdon Trust for Jeffrey W. Congdon, Jr., the John R. Congdon Trust for Mark R. Congdon, and the Jeffrey W. Congdon GRAT Remainder Trust. John may also be deemed to be the indirect beneficial owner of 3,924 Shares held in the following trusts for the benefit of Jeff’s stepchildren, for which John serves as trustee: the Katherine Sirles Conway Irrevocable Trust and the Page Elizabeth Conway Irrevocable Trust.

Jeff may be deemed to be the indirect beneficial owner of 1,214,983 Shares held in the following trusts for the benefit of John’s children, for which Jeff serves as trustee: the John R. Congdon Trust for Peter W. Congdon, the John R. Congdon Trust for Michael D. Congdon, the John R. Congdon Trust for Mary Evelyn Congdon, and the John R. Congdon, Jr. GRAT Remainder Trust.

Both Jeff and John may be deemed to be the indirect beneficial owners of 1,317,586 Shares held in the following trusts for the benefit of Susan’s children, for which Jeff and John serve as co-trustees: the John R. Congdon Trust for Kathryn Lawson Terry, the John R. Congdon Trust for Nathaniel Everett Terry, and the John R. Congdon Trust for Hunter Andrew Terry. Both Jeff and John may also be deemed to be the indirect beneficial owners of 7,848 Shares held in the following trusts for the benefit of Susan’s grandchildren, for which Jeff and John serve as co-trustees: the Susan C. Terry Trust for Natalie Grace Bagwell, the Susan C. Terry Trust for Leyton Andrew Bagwell, the Susan C. Terry Trust for Henry Lawson Bagwell, the Susan C. Terry Trust for Harley Virginia Terry, the Susan C. Terry Trust for Brinkley Louise Terry, the Susan C. Terry Trust for Lillian Everett Terry, the Susan C. Terry Trust for Jack Daniel Terry, and the Susan C. Terry Trust for Bailey Hunter Terry.

Jack, John and Jeff may each be deemed to be the indirect beneficial owners of 2,675,568 Shares held by the LLC, for which Jack, John and Jeff serve as managers. Susan does not serve as a manager of the LLC and therefore does not beneficially own Shares held by the LLC.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(b) Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

See Cover Pages Items 7 – 10.

Shared power to vote or to direct the vote:

See Cover Pages Items 7 – 10.

Sole power to dispose or to direct the disposition of:

See Cover Pages Items 7 – 10.

Shared power to dispose or to direct the disposition of:

See Cover Pages Items 7 – 10.

(c) None of the Reporting Persons engaged in any transactions involving the Issuer’s Shares during the past 60 days, other than certain estate planning transactions that did not result in any changes in beneficial ownership.

(d) The trusts listed in subparagraph (a) of this Item 5 have the right to receive dividends from, or proceeds from the sale of, the Shares reported as being beneficially owned by the applicable Reporting Persons on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement dated as of September 10, 2012 by and among John R. Congdon, John R. Congdon, Jr., Jeffrey W. Congdon and Susan C. Terry

2.	Power of Attorney dated as of September 7, 2012 executed by Susan C. Terry, Jeffrey W. Congdon and John R. Congdon (incorporated by reference to Exhibit 24 to the Form 3 filed by Jeffrey W. Congdon and Susan C. Terry on September 10, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: September 10, 2012

JOHN R. CONGDON

/s/ John R. Congdon, Jr.

John R. Congdon, Jr., by Power of Attorney

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.

John R. Congdon, Jr.

JEFFREY W. CONGDON

/s/ John R. Congdon, Jr.

John R. Congdon, Jr., by Power of Attorney

SUSAN C. TERRY

/s/ John R. Congdon, Jr.

John R. Congdon, Jr., by Power of Attorney

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the shares of Common Stock, par value $0.10 per share of Old Dominion Freight Line, Inc., with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

Dated: September 10, 2012

JOHN R. CONGDON

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.
John R. Congdon, Jr.

JEFFREY W. CONGDON

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

SUSAN C. TERRY

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney